Exhibit 12.1

Omnicell Inc.,

Computation of Ratios of Earnings to Fixed Charges

(in thousands of dollars, except ratios)

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Fixed charges
Interest expensed and capitalized	4,647	5,551	—	—	—	—
Capitalized expenses related to indebtedness	1,192	1,590	—	—	—	—
Interest within rental expenses	362	448	481	106	122	28
Total fixed charges	6,201	7,589	481	106	122	28

Earnings
Pre-tax income from continuing operations	(14,917)	(1,947)	46,244	48,504	35,029	27,075
Add: total fixed charges	6,201	7,589	481	106	122	28
Deduct: interest capitalized	(76)	(282)	—	—	—	—
Total earnings	(8,792)	5,359	46,724	48,611	35,151	27,104

Ratio of earnings to fixed charges	*	*	97.18	458.10	287.86	951.01

* For the nine month ended September 30, 2017 and fiscal year ended December 31, 2016, our earnings were insufficient to cover fixed charges and the deficiency of earnings were $2.2 million and $15.0 million, respectively.